SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION  TO  BE  INCLUDED  IN  THE   STATEMENTS   FILED  PURSUANT  TO  RULES
13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*

                          Global Med Technologies Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    37935E101
                                 (CUSIP Number)

                                 December 31, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 37935E101

                      NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (Entities
                      Only)
         1

                      Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k).

         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) |X|
                      (b) |_|

         3            SEC USE ONLY

         4            CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

          NUMBER OF                    SOLE VOTING POWER
                                 5
            SHARES                     0

         BENEFICIALLY                  SHARED VOTING POWER
                                 6
        OWNED BY EACH                  3,256,972  shares  of  Common  Stock (See
                                       Item 4)

          REPORTING                    SOLE DISPOSITIVE POWER
                                 7
                                       0
         PERSON WITH
                                       SHARED DISPOSITIVE POWER
                                 8
                                       3,256,972  shares  of  Common  Stock (See
                                       Item 4)

                      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING
                      PERSON
         9
                      3,256,972 shares of Common Stock (See Item 4)

                      CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES                                         [ ]
         10

                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         11
                      8.5% (See Item 4)

                      TYPE OF REPORTING PERSON
         12
                      IN

CUSIP NO. 37935E101


Item 1(a).        Name of Issuer:

                  Global Med Technologies, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  12600 West Colfax
                  Suite C-420
                  Lakewood, Colorado 80215

Items 2(a),
(b) and (c).      Name  of  Persons Filing, Address of Principal Business Office
                  and Citizenship:

                  This Amendment No. 3 to Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

                  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 3 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock,  par value $0.01 per share (the "Common  Stock")

Item 2(e).        CUSIP Number:

                  37935E101

Item 3.           Not applicable.

Item 4.           Ownership.

                  (a)  Amount beneficially owned:

                       3,256,972 shares of Common Stock*

                  (b)  Percent of class:

                       Based on 36,343,009 shares of Common Stock outstanding as of November 8, 2009 as indicated in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009 and 2,215,000 shares of Common Stock issuable upon exercise of certain warrants held by the Reporting Persons, the Reporting Persons hold approximately 8.5% of the issued and outstanding Common Stock of the Issuer.

                  (c)  Number of shares to which such person has:

                       (i)  Sole power to vote or direct the vote: 0

                       (ii) Shared  power  to  vote  or  direct the vote:
                            3,256,972 shares of Common Stock*

                       (iii) Sole power to dispose or to direct the  disposition
                             of: 0

                       (iv) Shared power to dispose of or direct the disposition
                            of: 3,256,972 shares of Common Stock*

                  *The Reporting Persons beneficially own an aggregate of 3,256,972 shares of Common Stock. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark.

                  All of the foregoing represents an aggregate of 3,256,972 shares of Common Stock held directly by Shepherd Investments International, Ltd. ("Shepherd") and Stark Master Fund Ltd. ("Stark Master"). The Reporting Persons direct the management of Stark Offshore Management LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of Shepherd. The Reporting Persons direct the management of Stark Offshore, which acts as the investment manager of Stark Master. As the Managing Members of Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.


Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership of  More  than  Five  Percent on  Behalf  of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not applicable

Item 8.           Identification  and  Classification  of  Members of the Group.

                  Not applicable

CUSIP NO. 37935E101


Item 9.           Notice of Dissolution of a Group.

                  Not applicable

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 2010



                                 /s/ Michael A. Roth
                                 Michael A. Roth


                                 /s/ Brian J. Stark
                                 Brian J. Stark

CUSIP NO. 37935E101


                                                                       Exhibit 1
                             JOINT FILING AGREEMENT



     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of Genaera Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 16, 2010.



                                 /s/ Michael A. Roth
                                 Michael A. Roth


                                 /s/ Brian J. Stark
                                 Brian J. Stark